UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

UniSource Energy Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

909205106

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

☒ Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909205106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Duquesne Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 988,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 988,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 909205106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanley F. Druckenmiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 988,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 988,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is filed with respect to the common stock, no par value (the “Common Stock”) of UniSource Energy Corporation, a corporation organized under the laws of the State of Arizona (the “Company”), to amend the Schedule 13G filed on December 5, 2008, as previously amended by Amendment No. 1 filed on February 12, 2009 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements and to report beneficial ownership of less than 5% of the total outstanding Common Stock by the Reporting Persons. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:	Ownership:

Item 4 of the Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 2, is as follows:

A.	Duquesne Capital

(a) Amount beneficially owned: 988,067.

(b) Percent of class: 2.8%. The percentages used herein and in the rest of this Amendment No. 2 are calculated based upon a total of 35,769,428 shares of Common Stock issued and outstanding as of October 28, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 988,067

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)    Shared power to dispose or direct the disposition: 988,067

B.	Mr. Druckenmiller

(a) Amount beneficially owned: 988,067.

(b) Percent of class: 2.8%.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 988,067

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)    Shared power to dispose or direct the disposition: 988,067

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 10:	Certification:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

DUQUESNE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Gerald Kerner
Name:	Gerald Kerner
Title:	Managing Director

STANLEY F. DRUCKENMILLER

By:	/s/ Gerald Kerner
Name:	Gerald Kerner
Title:	Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G
WITH RESPECT TO UNISOURCE ENERGY CORPORATION]